EXHIBIT 99.1

Liminal BioSciences Announces Priorities For 2023

  Closed December 2022 with just over CAD 37 million cash on hand, expecting to provide a runway into early 2024.
  Plans to divest its remaining non-core assets, to further extend runway.
  Nominated LMNL6511 as its GPR84 Antagonist lead preclinical drug candidate.
  Selection of initial target indication for LMNL6511 expected in coming months.
  OXER1 Antagonist development program progressing to identification of lead preclinical drug candidate in H1 2023.

LAVAL, QC and CAMBRIDGE, England, Jan. 6, 2023 /CNW Telbec/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), is pleased to provide an overview of the Company's priorities for this calendar year.

"We are thrilled to be starting the year with two promising early-stage programs, and the potential opportunities they bring for further development in 2023, along with a cash runway expected to support our near-term development plans," stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. "We are nominating LMNL6511 as the lead preclinical drug candidate for our GPR84 Antagonist program, meeting another key milestone for the Company and strengthening our pipeline, bringing us closer to the clinic."

Research and Development

GPR84 Antagonist Development Plan

  Based on the data from our development work so far, we are pleased to announce the lead preclinical drug candidate for our GRPR84 Antagonist program, LMNL6511. Subject to continued satisfactory results in ongoing clinical trial application (CTA)-enabling work, we expect to seek approval to commence a first-in-human Phase 1 clinical trial of LMNL6511 during 2023.
  On-going In-vivo experiments will allow us to select a lead clinical indication in the coming months.

OXER1 Antagonist Development Plan

  Development of potential OXER-1 Antagonists is progressing well, and subject to preclinical data, we expect to nominate a lead preclinical drug candidate and announce the potential indication for further development of our OXER1 antagonist program in H1 2023.
  IND and/or CTA enabling studies for an OXER1 Antagonist lead candidate are expected to commence in 2023.

As we continue  development work on our GPR84 antagonist and OXER1 antagonist programs, we are simultaneously assessing the commercial opportunities for both assets. We believe that both our GPR84 antagonist and OXER1 antagonist programs have the potential to address significant unmet medical needs. In addition to these programs, we continue to explore other development opportunities to add to our pipeline.

We expect to update the market on our clinical development plans in 2023.

Additional information on our GPR84 Antagonist Program

The GPR84 receptor could be an important biological target in a number of therapeutic areas of interest. Our preclinical research indicates that expression levels of GPR84 increase significantly under inflammatory conditions. Inhibition of GPR84 appears to inhibit neutrophil and macrophage migration and reduce cytokine release. Preclinical research conducted by the Company also indicates a potential beneficial role for the antagonism of GPR84, including in the reduction of fibrosis.

Additional information on our OXER-1 Antagonist Program

OXER-1 is a G protein-coupled receptor (GPCR) that is highly selective for 5-oxo-eicosatetraenioc acid (5-oxo-ETE), a potent human eosinophil chemo-attractant known to be involved in eosinophilic driven diseases (EDDs). EDDs are inflammatory illnesses, generally in respiratory, GI and skin conditions in which elevated levels of activated eosinophils are a direct cause or thought to play a pivotal role. OXER-1 may represent a promising target in a novel pathway for the treatment of eosinophilic driven diseases (EDDs).

Cash Balances

  We finished 2022 with just over CAD 37 million cash on hand, which is anticipated to support our near-term development goals into early 2024.
  We are pleased to have completed the sale of the Labrosse facility, a non-core real estate asset, at the end of December 2022, for a purchase price of CDN 3,175,000, subject to customary adjustments, paid in cash at closing.
  We continue to actively seek opportunities to divest remaining non-core assets to reduce costs and to possibly further extend the cash runway.
  As we develop our research and development programs, we will continue to seek partnering or out-licensing opportunities for our programs with the potential of bringing in upfront and milestone payments to add to our cash runway.

Share Consolidation

We will be holding a Special Meeting of Shareholders on January 20, 2023, to vote on a proposed share consolidation to regain compliance with the NASDAQ listing requirements. If approved by the shareholders of the Company, the Share Consolidation is expected to be completed in the first quarter of 2023.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform with a data-driven approach. The Company is currently developing GPR84 antagonists and OXER1 antagonists. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward–looking information includes statements concerning, among other things: advancement of Liminal Biosciences' product candidates, the Company's expected cash runway and our ability to extend the cash runway; timing of the designation of a lead preclinical drug candidate for the Company's development programs; the potential development of the Company's R&D programs; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas; our ability to obtain required authorizations to conduct  clinical trials, the potential sale of non-core assets; our ability to regain compliance with the Nasdaq listing rules; our ability to seek, identify and close on partnering or out-licensing opportunities and our ability to build value for our shareholders and reduce costs. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the Company's ability to raise the capital necessary to continue as a going concern; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; the impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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SOURCE Liminal BioSciences Inc.

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%CIK: 0001351172

For further information: Corporate Contact: Shrinal Inamdar, Manager, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact: Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 16:05e 06-JAN-23